Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - July 14, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Update on Antimonopoly Case

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) informs the shareholders that the City Court of Astana has rendered a decision in a case involving alleged civil antimonopoly violations relating to seven Kazakhstan-based companies owned by the Company and engaged in the distribution of petroleum products on the Kazakhstan domestic market.

The Company has not received the written decision of the Court, but the judge has verbally announced a decision adverse to the group distribution companies for an aggregate amount of 7.48 billion Kazakhstan Tenge (approximately US $55.4 million).

The judgment may be appealed to the Supreme Court of Kazakhstan.

This judgment is the result of a joint investigation conducted in late 2003 by the Agency of the Republic of Kazakhstan for Regulation of Natural Monopolies and Protection of Competition (“ARNM”) and the Agency of the Republic of Kazakhstan for the Struggle Against Economic and Corruption Crimes (the (the “Financial Police”). The investigation resulted in a civil claim against the seven distribution companies for an aggregate amount of 13 billion KZT (currently approximately US $96 million). The case has been in the court system since December, 2003 and has already been to the Supreme Court on an earlier appeal.

The Kazakhstan press also quoted the Chairman of the Financial Police, as stating that negotiations aimed towards a settlement of this matter and related criminal charges against two PetroKazakhstan executives were underway. The Company confirms that such negotiations have, in fact, been on-going and remains hopeful that a final settlement of all issues can be achieved. The Company does not view the judgment in this case as an obstacle to settlement of both the civil and criminal cases.

The Company’s position was described in an earlier news release dated April 4th, 2005.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

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Telephone (403) 221-8435 Fax: (403) 221-8425